January 31, 2008

VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	HMG/Courtland Properties, Inc.
Form 10-KSB for the Year Ended December 31, 2006,
Filed March 30, 2007; Form 10-QSB for Quarterly Period
Ended June 30, 2007, Filed August 14, 2007
File No. 001-07865

Dear Mr. Woody:

This letter responds to the comments in your letter to HMG/Courtland Properties, Inc. (the “Company”), dated January 24, 2008.  The comments in your letter related to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, as identified in the caption above.  For ease of review, your comments have been repeated below appearing in italics.
Form 10-KSB for the Year Ended December 31, 2006
Financial Statements

1.            Consolidation Statements of Comprehensive Income, page 26

We have considered your response to our prior comment 1 and continue to believe that your income statement presentation should conform to the requirements of Rule 5-03 of Regulation S-X.  Please revise your income statement presentation to disclose “net gain from investments in marketable securities”, “net income from other investments”, and “interest, dividend and other income” apart from revenues as items of non-operating income or provide us with any additional information supporting your departure from Rule 5-03.

2.            5.  Other Investments, page 42

We have considered your response to our prior comment 2. We note from your materiality analysis that the error has an approximate 30% impact on net earnings for 2005.  We are unclear how you have been able to determine that this is not a material error.  Revise your financial statements to properly account for your investment in the restaurant in Key West, Florida using the equity method for all periods presented.

HMG/Courtland Properties, Inc. Responses

1.                             Management continues to believe that its current practice of reporting investment activities as part of revenues presents its results of operations in the most appropriate and meaningful manner. In addition to its real estate activity another primary activity of the Company are its investments in equity interests in various privately held entities which invest in real estate, diversified businesses and growth-oriented enterprises as well as investments in stock and debt funds and marketable securities. These investment activities comprise a significant portion of the consolidated entity’s financial position and results of operations.

                                However management is also aware that the requirements of Regulation S-X Rule 5-03 do not provide for specific exceptions to its general reporting requirements of investing activities.  Therefore management will comply with the staff’s interpretation of the reporting requirements under Rule 5-03 in future filings beginning with the 2007 Form 10KSB.  The financial statements for 2006 and 2007 will report investing activities as other non-operating income.

2.                              The cumulative error of $117,000 is related to our investment in the restaurant in Key West and dates from the inception of the investment in 1999 through December 31, 2005. The error was the result of unavailable financial information and incorrect application of the equity method under the applicable EITF accounting standard. The Company discovered the error in December 2006. In evaluating this error the Company considered facts and circumstances available at the time of the discovery of the error. These facts included information that caused management to record a total impairment loss in the value of the investment as of December 31, 2006. In assessing the effect of the $117,000 cumulative error to both 2005 and 2006 financial statements the Company considered the effect of correcting the error based on its impact to the balance sheet as of December 31, 2006 irrespective of the error’s year of origination.  In essence, the Company applied the so-called “iron curtain’ approach as allowed under the SEC’s previous guidance under SAB 99.  In properly applying this approach management believes it was not required to consider the effect of correcting the cumulative $117,000 error to results of operations for 2006.  Management’s conclusion as a result of applying the “iron curtain” approach was that a restatement of the 2005 financial statements was not warranted. Management believes that it properly applied its previous materiality assessment approach in evaluating the effects of the error on prior year’s financial statements in 2006 under the accounting standards at the time.

  We are aware that under the current guidance of SAB 108 both the “iron curtain” and “rollover” approaches should have been considered in assessing 2006 materiality.  We are also aware that initial application of SAB 108 allows the registrant to reflect the effects of initially applying the guidance of SAB 108 in its annual financial statements covering the first fiscal year ending after November 15, 2006.  Therefore initial application of SAB 108 would apply to the Company in its annual financial statements for the year ended December 31, 2006.

  Management proposes to restate the 2006 financial statements in its 2007 Form 10KSB using the initial application guidance in SAB 108.  The restated 2006 financial statements will include a cumulative effect adjustment for $117,000 as an adjustment to the opening balance of retained earnings for 2006.  Since 2005 financial statements are not required to be presented in the 2007 Form 10KSB there will be no reported adjustment in the carrying amounts of assets and liabilities as of the beginning of 2006.  The notes to the 2006 and 2007 financial statements will include a disclosure of the nature and amount of the error corrected in the cumulative adjustment and will also include when and how the error being corrected arose and the fact that the error had previously been considered immaterial.  The Company intends to accelerate the filing of its 2007 Form 10KSB to March 15, 2008 or earlier if possible.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB and Form 10-QSB;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB and Form 10-QSB; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to your request and Rule 101 of Regulation S-T, this letter is being filed via EDGAR.  We trust that the above fully responds to your questions and comments.  If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

Larry Rothstein
Principal Financial Officer